Filed Pursuant to Rule 433

Registration No. 333-257908

The Republic of Korea

€700,000,000 Zero Coupon Green Notes due 2026

October 6, 2021

Final Term Sheet for €700,000,000 Zero Coupon Green Notes due 2026 (the “Euro-denominated Notes”)

Issuer	The Republic of Korea
Issue Currency	Euro

Issue Size	€700,000,000

Issue Date	October 15, 2021

Maturity Date	October 15, 2026

Settlement Date	On or about October 15, 2021, which will be the sixth business day following the date of this final term sheet. Because the Euro-denominated Notes will initially settle in T+6, if you wish to trade the Euro-denominated Notes on any day prior to the second business day from the settlement date, you may be required to specify an alternate settlement cycle at the time of your trade to prevent a failed settlement.

Interest Rate	No interest payments will be made on the Euro-denominated Notes.

Business Center	In any case where the due date for the payment of the principal of the Euro-denominated Notes will be, at any place from which any check for such payment is to be mailed or where such Euro-denominated Note is to be surrendered for payment or, in the case of payments by transfer, where such transfer is to be made, (i) a day on which the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System is not operating or (ii) a day on which commercial banks are not open for dealings in Euro deposits in the London interbank market, then such payment need not be made on such date at such place but may be made on the next succeeding day at such place which is not a day on which banking institutions are authorized or obligated by law to close, the TARGET System is not operating or commercial banks are not open for dealings in Euro deposits in the London interbank market, with the same force and effect as if made on the date for such payment, and no interest shall be payable in respect of any such delay.

Public Offering Price	100.265%

Gross Proceeds	€701,855,000

Underwriting Discounts	0.150%

Net Proceeds (before expenses)	€700,805,000

Listing

Approval in-principle has been received from the Singapore Exchange Securities Trading Limited for the listing and quotation of the Euro-denominated Notes on the Singapore Exchange Securities Trading Limited.

In addition, the Euro-denominated Notes will also be listed on the International Securities Market of the London Stock Exchange.

Joint Bookrunners	Merrill Lynch International, Citigroup Global Markets Limited, Crédit Agricole Corporate and Investment Bank, The Hongkong and Shanghai Banking Corporation Limited, J.P. Morgan Securities plc and The Korea Development Bank

COMMON CODE	237682025

ISIN	XS2376820259

MiFID II professionals/ECPs-only — Manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels).

UK MiFIR professionals/ECPs-only — Manufacturer target market (UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels).

This final term sheet should be read in conjunction with the prospectus dated July 28, 2021, as supplemented by the preliminary prospectus supplement dated October 4, 2021 (together, the “Preliminary Prospectus”), relating to the Euro-denominated Notes. Capitalized terms used but not defined herein have the meanings given to them in the Preliminary Prospectus.

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the U.S. Securities and Exchange Commission for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the Web site of the U.S. Securities and Exchange Commission at www.sec.gov. Alternatively, the Issuer, an underwriter or dealer participating in the offering will arrange to send you the prospectus if you request it by calling HSBC Securities (USA) Inc. at +1-866-811-8049.

The most recent prospectus can be accessed through the following link:

https://www.sec.gov/Archives/edgar/data/0000873465/000119312521290292/d197329d424b5.htm